SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, NY 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER (212) 455-2812	E-MAIL ADDRESS RFENYES@STBLAW.COM

October 3, 2013

VIA EDGAR

Ms. Pamela Long

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Eaton Corporation
Registration Statement on Form S-4
Filed September 6, 2013
File No. 333-191035

Dear Ms. Long:

On behalf of Eaton Corporation (the “Company”) and the guarantors listed in the above-referenced registration statement (the “Guarantors” and, together with the Company, the “Registrants”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 1, 2013 (the “Comment Letter”), relating to the above-referenced Registration Statement on Form S-4 filed on September 6, 2013 (as amended, the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information.

Set forth below are our responses to the Staff’s comments as set forth in the Comment Letter. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. Page references in the text of this letter correspond to the pages of Amendment No. 1. To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

General

1.	We note that you are making the exchange offer in reliance on our position in no-action letters and that counsel has submitted the supplemental letter on behalf of the registrant and co-registrants. The registrant and co-registrants must submit the supplemental letter; counsel may not do so on their behalf. Please submit the required supplemental letter.

The Registrants have filed simultaneously with Amendment No. 1 a supplemental letter stating that the Registrants are relying on the Staff’s position in no-action letters.

Prospectus’ Outside Front Cover Page

2.	Disclose on the front cover page that:

•	Broker-dealers who receive new securities pursuant to the exchange offer acknowledge that they will deliver a prospectus in connection with any resale of the new securities.

•

Broker-dealers who acquired the old securities as a result of market making or other trading activities may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the new securities.

The Registrants have revised the outside front cover page of the prospectus to include the requested disclosure.

3.	Clarify here and throughout the registration statement, as appropriate, whether each subsidiary guarantor is 100% owned by the registrant’s parent company and whether the exchange notes are guaranteed fully and unconditionally on a joint and several basis by the registrant’s parent company and its subsidiary guarantors.

Eaton Corporation plc (“Parent”), which is the entity whose financial statements and other information is incorporated by reference into the Registration Statement, directly or indirectly owns 100% of all of the outstanding voting shares of each of the Company and the other Guarantors. The exchange notes being registered under the Registration Statement will be guaranteed fully and unconditionally on a joint and several basis by Parent and the other Guarantors. The Registrants have added disclosure to the “Table of Additional Registrant Guarantors” on the outside front cover page and on pages 7 and 34 to this effect.

Forward-Looking Statements, page i

4.	Delete the phrase “within the meaning of the Private Securities Litigation Reform Act of 1995” in the first sentence because the Act’s safe harbor provision for forward looking statements is inapplicable to a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act.

The Registrants have revised the disclosure on page i as requested.

Expiration Date; Extensions, Amendments, page 24

5.	Confirm that you will disclose the approximate number of notes tendered to date with your public announcement of an extension as required by Rule 14e-1(d) under the Exchange Act.

The Company advises the Staff that it will disclose the approximate number of notes tendered with any public announcement of an extension, as required by Rule 14e-1(d) under the Exchange Act.

Guarantees, page 34

6.	Please clarify the specific circumstances under which the parent may be released from its guarantees.

The indenture governing the exchange notes does not contain any release provisions for the guarantees provided by Parent. The Registrants have added disclosure to this effect on page 35.

Legal Opinions

7.	Both primary counsel and local counsel should be named in the registration statement as having prepared an opinion.

The Registrants have added reference to local counsel on page 48.

Exhibit 5.2

8.	Inclusion of the statement that “This opinion letter shall be interpreted in accordance with the Legal Opinion Principles issued by the Committee on Legal Opinions of the American Bar Association’s Section of Business Law…” is inappropriate. Please delete.

Exhibit 5.2 has been revised as requested.

Exhibits 5.2 and 5.3

9.	We note the “solely” language and the limitation on reliance in the last paragraph of the opinion filed as exhibit 5.2 and in the penultimate paragraph of the opinion filed as exhibit 5.3. Since purchasers of the securities being registered are entitled to rely on the opinions, please revise. For guidance you may wish to refer to Section II.B.3.d. of our Staff Legal Bulletin No. 19 or SLB 19 which is available on the Commission’s website.

Exhibits 5.2 and Exhibit 5.3 have been revised as requested.

Exhibit 5.4

10.	We note the limitation on reliance in the opinion’s penultimate paragraph: “…this opinion may not be (in whole or in part) used, copied or circulated by any party or for any other purpose without our written consent.” As noted above, purchasers of the securities being registered are entitled to rely on the opinion. Please revise.

Exhibit 5.4 has been revised as requested.

Exhibits 5.5 and 5.6

11.	We note the “only” language and the limitation on reliance in the last paragraph of each opinion. As noted above, purchasers of the securities being registered are entitled to rely on the opinions. Please revise.

Exhibit 5.5 and Exhibit 5.6 have been revised as requested.

*********

We are grateful for your assistance in this matter. Please do not hesitate to call me at (212) 455-2812 with any questions or further comments you may have regarding the Registration Statement or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ Richard Fenyes

Richard Fenyes

cc:	Edward M. Kelley, Securities and Exchange Commission
Craig E. Slivka, Securities and Exchange Commission